UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Heritage Global Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42727E103
(CUSIP Number)

     Allan C. Silber
c/o COUNSEL CORPORATION
1 Toronto St., Suite 700, P.O. Box 3
Toronto, Ontario, Canada M5C 2V6
(416) 866-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	42727E103

1	NAMES OF REPORTING PERSONS: Allan C. Silber I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Decline to disclose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF; SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,735,183 shares of Common Stock
	8	SHARED VOTING POWER: 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWERS: 1,735,183 shares of Common Stock
	10	SHARES DISPOSITIVE POWER: 0 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,735,183 shares of Common Stock, composed of 442,000 shares directly owned by Anglian Holdings, LLC a Limited Liability Company solely owned by Mr. Silber, options to purchase 250,000 shares of Common Stock, and 1,043,183 shares owned directly by Mr. Silber

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN HARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.	42727E103

1	NAMES OF REPORTING PERSONS: Anglian Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Decline to disclose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [X]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 442,000 shares of Common Stock
	8	SHARED VOTING POWER: 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWERS: 442,000 shares of Common Stock
	10	SHARES DISPOSITIVE POWER: 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 442,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN HARES (SEE INSTRUCTIONS): [X] Excludes shares owned by Allan C. Silber individually.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

Item 1:	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (“Common Stock”), issued by Heritage Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 12625 High Bluff Drive, Suite 305, San Diego, CA 92130.

Item 2:	Identity and Background.

(a)	The name of the person filing this statement is Allan C. Silber (“Mr. Silber”).

(b)	The business address of Mr. Silber is 1 Toronto St., Suite 700, P.O. Box 3, Toronto, Ontario, Canada M5C 2V6.

(c)

The principal occupation of Mr. Silber is Chairman and CEO of Counsel Corporation, a Canadian financial services company. Its address is 1 Toronto St., Suite 700, P.O. Box 3, Toronto, Ontario, Canada M5C 2V6. Mr. Silber is also Chairman of the Issuer.

(d)	During the last five years, Mr. Silber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Silber has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Silber is a Canadian citizen.

Anglian Holdings, LLC:

Anglian Holdings, LLC is a limited liability company formed under the laws of the State of Delaware. Mr. Silber is the sole member and manager. Anglian Holdings, LLC has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock owned by Mr. Silber were purchased with personal funds, were granted as stock options to Mr. Silber, or were received as a dividend-in-kind of Issuer shares by Counsel Corporation.

Item 4.	Purpose of Transaction.

Mr. Silber and Anglian Holdings, LLC beneficially hold the shares of Common Stock described herein for investment purposes. Mr. Silber may make additional purchases for investment purposes from time to time, through Anglian Holdings, LLC or directly. In addition, Mr. Silber is Chairman of the Issuer and will continue to participate in incentive programs available to directors. As Chairman, Mr. Silber has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D. Anglian Holdings, LLC may support Mr. Silber in such proposals or make proposals of its own.

Except as set forth above neither Anglian Holdings, LLC nor Mr. Silber has any current plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

Mr. Silber beneficially owns 6.1% of the Issuer’s Common Stock, or 1,735,183 shares of Common Stock, composed of 442,000 shares directly owned by Anglian Holdings, LLC, and options to purchase 250,000 shares of Common Stock. Anglian Holdings, LLC beneficially owns 1.6% of the Common Stock of the Issuer consisting of 442,000 shares of Common Stock held directly.

(b)	Mr. Silber beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 1,735,183 shares of Common Stock

Shared Voting Power: 0 shares of Common

Stock Sole Dispositive Power: 1,735,183 shares of Common

Stock Shared Dispositive Power: 0 shares of Common Stock

Anglian Holdings, LLC beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 442,000 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 442,000 shares of Common Stock

Shared Dispositive Power: 0 shares of Common Stock

(c)

On May 28, 2015, Mr. Silber purchased 155,000 shares of Common Stock in an open market transaction at a price of $0.36 per share. Other than this transaction, neither Anglian Holdings, LLC nor Mr. Silber has effected any transactions in the securities of the Company in the past sixty days.

(d)

Other than Anglian Holdings, LLC and Mr. Silber, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Silber or Anglian Holdings, LLC and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2015

Anglian Holdings, LLC

By:	/s/ Allan C. Silber
Name: Allan C. Silber
Title: Manager

/s/ Allan C. Silber
Allan C. Silber